Pricing Term Sheet Dated August 10, 2017	Free Writing Prospectus Filed Pursuant to Rule 433 Supplementing Preliminary Prospectus Supplement dated August 10, 2017 To Prospectus dated June 15, 2017 Registration Statement File No. 333-217733

Resource Capital Corp.

4.50% Convertible Senior Notes due 2022

The information in this pricing term sheet relates only to the offering of 4.50% Convertible Senior Notes due 2022 (the “Notes”) of Resource Capital Corp. (the “Issuer”) and should be read together with the Issuer’s preliminary prospectus supplement, subject to completion, dated August 10, 2017, relating to the offering of the Notes (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated June 15, 2017, each filed by the Issuer with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. The information contained herein supplements and updates and supersedes the information contained in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein.

Issuer:	Resource Capital Corp., a Maryland corporation

Ticker / Exchange for Common Stock:	RSO / The New York Stock Exchange (“NYSE”)

Trade Date:	August 11, 2017

Expected Settlement Date:	August 16, 2017

Title of Securities:	4.50% Convertible Senior Notes due 2022

Aggregate Principal Amount Offered:	$110,000,000 principal amount of Notes (or a total of $121,589,000 principal amount of Notes if the underwriters exercise in full their over-allotment option to purchase additional Notes)

Public Offering Price:	100.00% of principal amount

Price to Underwriters:	97.5% of principal amount

Maturity Date:	August 15, 2022, unless earlier repurchased or converted

Interest Rate:	4.50% per year

Interest Payment Dates:	Semiannually on February 15 and August 15, beginning on February 15, 2018

Record Dates:	February 1 and August 1

Common Stock Closing Price:	$10.65 per share of the Issuer’s Common Stock on the NYSE on August 10, 2017

Conversion Premium:	Approximately 20% above the Common Stock Closing Price

Initial Conversion Price:	Approximately $12.78 per share of Common Stock

Initial Conversion Rate:	78.2473 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment

Use of Proceeds:	We estimate that the net proceeds we will receive from this offering will be approximately $106,950,000 ($118,249,275 if the underwriters exercise their over-allotment option to purchase additional notes in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repurchase a portion of our outstanding 2018 Notes and 2020 Notes in privately negotiated transactions, open market purchases or otherwise. The amount, timing and price at which any such repurchase transactions may be effected will be in our sole discretion. Although we intend to use the net proceeds from this offering to repurchase a portion of the outstanding 2018 Notes and 2020 Notes, we do not have the right to call such notes prior to their maturity, and, therefore, we may not be successful in repurchasing any such notes. The 2018 Notes mature on December 1, 2018 and bear interest at 6.00% per annum. The 2020 Notes mature on January 15, 2020 and bear interest at 8.00% per annum. Any remaining net proceeds from this offering will be used for general corporate purposes

Book-Running Manager:	Credit Suisse Securities (USA) LLC

Co-Manager:	JMP Securities LLC

CUSIP Number:	76120WAC8

ISIN Number:	US76120WAC82

Adjustment to Shares Delivered Upon Make-Whole Fundamental Change:	If a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs prior to the maturity date, the Issuer will in some cases increase the conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change. The following table sets forth the number of additional shares of Common Stock by which the conversion rate for the Notes will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock price
Effective date	$10.65	$11.00	$12.78	$15.00	$17.50	$20.00	$25.00	$30.00
August 16, 2017	15.6494	14.1492	8.5180	4.6119	2.3339	1.1599	0.2081	0.0000
August 15, 2018	15.6494	13.9949	8.1431	4.2045	2.0102	0.9391	0.1334	0.0000
August 15, 2019	15.6494	13.7997	7.6353	3.6640	1.6017	0.6776	0.0582	0.0000
August 15, 2020	15.6494	13.4584	6.8438	2.8827	1.0719	0.3793	0.0028	0.0000
August 15, 2021	15.6494	12.8397	5.4353	1.6621	0.4175	0.1001	0.0000	0.0000
August 15, 2022	15.6494	12.6618	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

(i) if the stock price is between two stock price amounts in the table or the effective date is between two dates in the table, the additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

(ii) if the stock price is in excess of $30.00 per share, subject to adjustment, no additional shares will be issued upon conversion; and

(iii) if the stock price is less than $10.65 per share, subject to adjustment, no additional shares will be issued upon conversion.

Notwithstanding anything herein to the contrary, in no event will the total number of shares of Common Stock issuable upon conversion exceed 93.8967 shares per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Concurrent Private Placement:	Concurrent with the closing of this offering, pursuant to an Exchange Agreement dated the date hereof, we will issue to a “qualified institutional buyer” (QIB), as defined in Rule 144A of the Securities Act, $22,161,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2022 in exchange for our outstanding 2018 Notes and 2020 Notes held by such investor. We will receive no additional proceeds from the issuance of these notes.

Additional Information	We have been advised by the underwriters that, prior to entering into the Underwriting Agreement on August 10, 2017, one of the underwriters purchased, on behalf of the underwriting syndicate, 76,479 shares of our common stock at a weighted average price of $10.62 per share in stabilizing transactions.

The Issuer has filed a registration statement (including a preliminary prospectus supplement, dated August 10, 2017, and an accompanying prospectus, dated June 15, 2017) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, by email: newyork.prospectus@credit-suisse.com, by telephone: 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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